UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): October 20, 2005

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operation and Financial Condition.

On October 20, 2005, McDonald's Corporation (the "Company") issued an investor release reporting the Company's third quarter 2005 results. The investor release is filed as Exhibit 99.1 and is incorporated herein by reference. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2005.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1 Investor Release of McDonald's Corporation issued October 20, 2005:
McDonald's Reports Global Results Driven by Strong Comparable Sales

99.2 McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>McDONALD'S CORPORATION</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
</table>

Date: October 20, 2005	By: /s/ Matthew H. Paull
	Matthew H. Paull
	Corporate Senior Executive Vice President and
	Chief Financial Officer

Exhibit Index

Exhibit No. 99.1	Investor Release of McDonald's Corporation issued October 20, 2005: McDonald's Reports Global Results Driven by Strong Comparable Sales
Exhibit No. 99.2	McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2005

Exhibit 99.1



Investor Release
FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
10/20/05   *Investors:*   Mary Kay Shaw, 630-623-7559
                                                              Media: Anna Rozenich, 630-623-7316

McDONALD'S REPORTS GLOBAL RESULTS DRIVEN BY STRONG COMPARABLE SALES

OAK BROOK, IL — McDonald's Corporation today announced operating results for the quarter and nine months ended September 30, 2005.

The Company reported the following highlights for the quarter:

•   Revenues increased 8% (7% in constant currencies) driven by a global comparable sales increase of 4.1%

•   Operating income increased 6% (5% in constant currencies)

•   Earnings per share were $0.58, including a $0.02 per share benefit primarily related to the completion of the transfer of the Company's ownership interest in an international market to a developmental licensee. In comparison, third quarter 2004 earnings per share were $0.61, including a $0.07 per share tax benefit and excluding $0.02 per share of pro forma share-based compensation expense

•   For the nine months, the Company repurchased nearly $1.2 billion, or about 37 million shares of its common stock

Chief Executive Officer Jim Skinner commented, "Our continued focus on the Plan to Win and strong global alignment among owner/operators, suppliers and the Company generated solid operating results for the third quarter. In the U.S., our sales momentum continued despite strong prior year comparisons. Our results reflect the effectiveness of our "better, not just bigger" strategy as we continue to deliver a relevant restaurant experience that is resonating with customers and building brand loyalty.

"In Europe, we are focused on gaining traction and building momentum across the entire segment. We are pleased with our quarterly sales performance and increased customer traffic driven by Germany, France and Russia. We are encouraged by our progress and confident that our strategies to enhance our customers' experience through menu, marketing and value initiatives will continue to generate improvements over the long term.

"In McDonald's Asia/Pacific, Middle East and Africa segment, performance was driven primarily by strong results in Australia. We expect our continued focus on combined initiatives such as branded everyday affordability and new premium menu offerings to broaden customer relevance and drive improved results for the region.

"McDonald's global operations generate a significant amount of cash, and we remain committed to returning a meaningful percent of cash from operations to our shareholders through dividends and share repurchase. We increased our annual dividend for 2005 by 22% to $0.67 per share, on top of last year's 38% increase, reflecting our continued confidence in the strength of our business and reliability of our cash flow. For the full year 2005, we expect to return at least $2 billion to shareholders, and return an additional $5 billion to $6 billion during 2006 and 2007 combined.

"I am confident that we are entering the last quarter of 2005 with the right strategy in place to grow our business over the long term. We remain intensely focused on enhancing our customers' experience through operations excellence and leadership marketing. McDonald's powerful system is aligned behind the Plan to Win and committed to driving customer satisfaction and sustainable profitable growth."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per common share data

Quarters ended September 30,	2005	2004	% Inc / (Dec)	Currency Translation Benefit	% Inc/ (Dec) Excluding Currency Translation
Revenues	$ 5,327.1	$ 4,925.7	8	$ 75.5	7
Operating income	1,159.8	1,098.9	6	6.1	5
Net income	735.4	778.4	(6)	3.9	(6)
Net income per common share—diluted*	0.58	0.61	(5)	—	(5)
Nine months ended September 30,					
Revenues	$15,225.6	$14,054.4	8	$ 336.7	6
Operating income	3,086.1	2,923.2	6	45.6	4
Net income	1,993.7	1,880.6	6	20.9	5
Net income per common share—diluted**	1.56	1.48	5	0.02	4

*   The third quarter 2005 earnings per share growth rate was negatively impacted by 13 percentage points due to:

- $0.07 per share tax benefit, primarily as a result of the transfer of shares between subsidiaries and a change in assumptions about the utilization of certain loss carry forwards, in third quarter 2004

- $0.02 per share pro forma share-based compensation expense for third quarter 2004 not reflected in the results

- Partly offset by a $0.02 per share benefit primarily related to the transfer of the Company's ownership interest in an international market to a developmental licensee in third quarter 2005, all of which are described in Exhibit 99.2.

**   The earnings per share growth rate for the nine months ended September 30, 2005 was negatively impacted by 8 percentage points due to:

- $0.07 per share tax benefit, primarily as a result of the transfer of shares between subsidiaries and a change in assumptions about the utilization of certain loss carry forwards, in third quarter 2004

- $0.08 per share pro forma share-based compensation expense for the nine months ended September 30, 2004 not reflected in the results

- $0.09 per share of incremental tax expense related to the Company's decision to repatriate foreign earnings under the Homeland Investment Act in 2005

- Partly offset by a $0.13 per share tax benefit primarily due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns in 2005

- $0.02 per share benefit primarily related to the transfer of the Company's ownership interest in an international market to a developmental licensee in third quarter 2005, all of which are described in Exhibit 99.2.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

<u>Comparable sales</u> represent sales at all McDonald's restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be closed include road construction, reimaging or remodeling, and natural disasters such as hurricanes Katrina and Rita. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in <u>constant currency</u> is calculated by translating current year results at prior year average exchange rates.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, our forward-looking statements is detailed in the Company's filings with the Securities and Exchange Commission, such as the supplemental information that accompanies this release and the Company's annual and quarterly reports.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on October 20, 2005. For access, go to www.investor.mcdonalds.com. An archived replay of this webcast will be available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for additional, supplemental information related to the Company's results for the quarter and nine months ended September 30, 2005.

The Company plans to release October 2005 sales information on Tuesday, November 8.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per common share data   **Inc / (Dec)**

Quarters ended September 30,	2005	2004	$	%
Revenues				
Sales by Company-operated restaurants	$4,000.7	$3,664.8	335.9	9
Revenues from franchised and affiliated restaurants	1,326.4	1,260.9	65.5	5
TOTAL REVENUES	5,327.1	4,925.7	401.4	8
Operating costs and expenses				
Company-operated restaurant expenses	3,389.9	3,086.3	303.6	10
Franchised restaurants–occupancy expenses	256.6	252.9	3.7	1
Selling, general & administrative expenses	547.3	474.6	72.7	15
Other operating (income) expense, net	(26.5)	13.0	(39.5)	n/m
Total operating costs and expenses	4,167.3	3,826.8	340.5	9
OPERATING INCOME	1,159.8	1,098.9	60.9	6
Interest expense	86.6	88.1	(1.5)	(2)
Nonoperating (income) expense, net	(12.6)	5.3	(17.9)	n/m
Income before provision for income taxes	1,085.8	1,005.5	80.3	8
Provision for income taxes	350.4	227.1	123.3	54
NET INCOME	$ 735.4	$ 778.4	(43.0)	(6)
NET INCOME PER COMMON SHARE-DILUTED	$ 0.58	$ 0.61	(0.03)	(5)
Weighted average common shares outstanding-diluted	1,271.6	1,268.4	3.2	—

n/m Not meaningful

4

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per common share data			Inc / (Dec)	
Nine months ended September 30,	2005	2004	$	%
Revenues				
Sales by Company-operated restaurants	$11,411.4	$10,459.7	951.7	9
Revenues from franchised and affiliated restaurants	3,814.2	3,594.7	219.5	6
TOTAL REVENUES	15,225.6	14,054.4	1,171.2	8
Operating costs and expenses				
Company-operated restaurant expenses	9,761.6	8,899.2	862.4	10
Franchised restaurants–occupancy expenses	767.4	745.0	22.4	3
Selling, general & administrative expenses	1,605.0	1,428.6	176.4	12
Other operating expense, net	5.5	58.4	(52.9)	n/m
Total operating costs and expenses	12,139.5	11,131.2	1,008.3	9
OPERATING INCOME	3,086.1	2,923.2	162.9	6
Interest expense	264.7	267.9	(3.2)	(1)
Nonoperating (income) expense, net	(29.9)	26.1	(56.0)	n/m
Income before provision for income taxes	2,851.3	2,629.2	222.1	8
Provision for income taxes	857.6	748.6	109.0	15
NET INCOME	$ 1,993.7	$ 1,880.6	113.1	6
NET INCOME PER COMMON SHARE-DILUTED	$ 1.56	$ 1.48	0.08	5
Weighted average common shares outstanding-diluted	1,277.7	1,270.6	7.1	1

n/m Not meaningful

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Nine Months Ended September 30, 2005

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the third quarter and nine months ended September 30, 2005. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currencies on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions, except per common share data

Quarters ended September 30,	Reported amount		Currency translation benefit / (loss)
	2005	**2004**	**2005**
Revenues	$5,327.1	$4,925.7	$ 75.5
Combined operating margins*	1,644.4	1,554.6	13.1
Selling, general & administrative expenses	547.3	474.6	(5.4)
Operating income	1,159.8	1,098.9	6.1
Net income	735.4	778.4	3.9
Net income per common share–diluted	0.58	0.61	—

Nine months ended September 30,	Reported amount		Currency translation benefit / (loss)
	2005	**2004**	**2005**
Revenues	$15,225.6	$14,054.4	$ 336.7
Combined operating margins*	4,593.9	4,322.7	75.6
Selling, general & administrative expenses	1,605.0	1,428.6	(25.2)
Operating income	3,086.1	2,923.2	45.6
Net income	1,993.7	1,880.6	20.9
Net income per common share–diluted	1.56	1.48	0.02

* Excludes non-McDonald's brands

• Foreign currency translation had a positive impact on the growth rates of consolidated revenues, operating income and net income in both periods and on earnings per share for the nine months only. For the nine months, the positive impact was primarily driven by the Euro, the Canadian Dollar and the Australian Dollar. For the quarter, the impact of translation lessened significantly primarily due to the weaker Euro relative to the U.S. Dollar.

1

Accounting Change

Effective January 1, 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment*. This new accounting standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted this accounting treatment prospectively. Prior to the adoption of SFAS No. 123(R), the Company, like most other U.S. companies, accounted for share-based payments to employees under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, share-based compensation was included as pro forma disclosure in the financial statement footnotes. The Company's third quarter and nine months 2004 pro forma earnings, as reported in its Form 10-Q for the period ended September 30, 2004, included $0.02 and $0.08 per share of share-based compensation expense, respectively.

In 2005, in connection with its adoption of SFAS No. 123(R), the Company adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing cash-based incentives and other equity based awards. Third quarter 2005 results included pretax expense of $44.3 million (or $0.02 per share) of which $35.1 million related to share-based compensation, stock options and restricted stock units ("RSUs"), and $9.2 million related to the shift of a portion of share-based compensation to primarily cash-based incentive compensation. For the nine months 2005, results included pretax expense of $146.8 million (or $0.08 per share) of which $119.0 million related to share-based compensation and $27.8 million related to the compensation shift.

Net Income and Diluted Net Income per Common Share

For the third quarter 2005, net income and diluted net income per common share were $735.4 million and $0.58, respectively. Third quarter 2004 diluted net income per common share was $0.61, excluding a pro forma expense of $0.02 per share related to share-based compensation as discussed in the section above. The 2004 results included a $0.07 per share tax benefit primarily due to the transfer of shares between subsidiaries and a change in assumptions about the utilization of certain loss carry forwards.

For the nine months 2005, net income and diluted net income per common share were $1,993.7 million and $1.56, respectively. The 2005 results included $178.8 million or $0.13 per share tax benefit primarily due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns and $112.0 million or $0.09 per share of incremental tax expense resulting from the decision to repatriate foreign earnings under the Homeland Investment Act. Diluted net income per common share for the nine months 2004 was $1.48, excluding a pro forma expense of $0.08 per share related to share-based compensation as discussed in the section above. The 2004 results included the $0.07 per share tax benefit discussed above.

Diluted weighted average shares outstanding for the third quarter and nine months increased due to a more dilutive effect of stock options, partly offset by treasury stock purchases.

During the nine months 2005, the Company repurchased nearly $1.2 billion or 37.3 million shares of its common stock.

2

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended September 30,	2005	2004	% Inc	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,066.5	$ 995.0	7	7
Europe	1,412.6	1,315.9	7	8
APMEA*	645.3	625.3	3	(1)
Latin America	329.9	240.5	37	24
Canada	205.1	196.6	4	(4)
Other**	341.3	291.5	17	17
Total	$4,000.7	$3,664.8	9	7
Franchised and affiliated revenues				
U.S.	$ 738.2	$ 707.9	4	4
Europe	419.8	401.7	5	5
APMEA*	92.9	82.9	12	8
Latin America	22.8	20.3	12	6
Canada	50.4	46.1	9	1
Other**	2.3	2.0	15	15
Total	$1,326.4	$1,260.9	5	5
Total revenues				
U.S.	$1,804.7	$1,702.9	6	6
Europe	1,832.4	1,717.6	7	7
APMEA*	738.2	708.2	4	—
Latin America	352.7	260.8	35	22
Canada	255.5	242.7	5	(3)
Other**	343.6	293.5	17	17
Total	$5,327.1	$4,925.7	8	7

3

REVENUES
Dollars in millions

Nine months ended September 30,	2005	2004	% Inc	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 3,043.4	$ 2,840.9	7	7
Europe	4,103.0	3,784.0	8	5
APMEA*	1,855.4	1,788.0	4	—
Latin America	876.1	660.0	33	24
Canada	561.7	540.3	4	(4)
Other**	971.8	846.5	15	15
Total	$11,411.4	$10,459.7	9	6
Franchised and affiliated revenues				
U.S.	$ 2,122.3	$ 2,014.5	5	5
Europe	1,215.2	1,152.4	5	3
APMEA*	269.9	241.4	12	7
Latin America	64.9	58.9	10	6
Canada	136.0	122.8	11	2
Other**	5.9	4.7	26	26
Total	$ 3,814.2	$ 3,594.7	6	5
Total revenues				
U.S.	$ 5,165.7	$ 4,855.4	6	6
Europe	5,318.2	4,936.4	8	5
APMEA*	2,125.3	2,029.4	5	1
Latin America	941.0	718.9	31	22
Canada	697.7	663.1	5	(3)
Other**	977.7	851.2	15	15
Total	$15,225.6	$14,054.4	8	6

* APMEA represents Asia/Pacific, Middle East and Africa

** Other represents non-McDonald's brands

4

- **Consolidated:** Revenues increased 8% (7% in constant currencies) for the quarter and 8% (6% in constant currencies) for the nine months, primarily due to positive comparable sales in each month of 2005.

- **U.S.:** The increase in revenues for the quarter and nine months was driven by multiple initiatives that are delivering variety, value and convenience to our customers.

- **Europe:** The increase in revenues for both periods was due to strong comparable sales in Russia, which is entirely Company-operated, and positive comparable sales in France and Germany, partly offset by negative comparable sales in the U.K.

- **APMEA:** Revenues for the quarter and nine months benefited from strong comparable sales in Australia, and were negatively impacted by the transfer of certain subsidiaries to developmental licensees during 2005. Under this structure, the Company receives a royalty based on a percent of sales. In addition, for both periods, revenues benefited from expansion in China, partly offset by that market's negative comparable sales.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants in operation at least thirteen months.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

| | % Increase / (Decrease) | | | |
| | Quarters Ended September 30, | | Nine Months Ended September 30, | |
	2005	2004	2005	2004
U.S.	3.7	8.5	4.5	10.4
Europe	5.1	0.3	2.6	2.7
APMEA	3.5	5.4	3.4	6.5
Latin America	11.6	15.5	12.5	11.2
Canada	(1.1)	5.5	(1.2)	7.2
McDonald's Restaurants	4.1	5.8	3.8	7.6

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter and nine months. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of our franchisee base.

SYSTEMWIDE SALES

	Quarter Ended September 30, 2005		Nine Months Ended September 30, 2005	
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	4	4	5	5
Europe	6	6	7	4
APMEA	7	5	8	5
Latin America	24	13	22	14
Canada	8	—	8	—
Other	17	17	14	14
Total sales	6	5	7	5

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended September 30,	2005	2004	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 5,575.0	$5,368.7	4	4
Europe	2,421.0	2,297.8	5	6
APMEA*	1,569.3	1,444.1	9	8
Latin America	168.1	160.2	5	(3)
Canada	375.4	339.8	10	2
Other	3.6	4.3	(16)	(16)
Total franchised and affiliated sales**	$10,112.4	$9,614.9	5	5

*   Included $749.6 million and $719.9 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan.

**   Included $1,331.7 million and $1,273.2 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan and the U.S.

Nine months ended September 30,	2005	2004	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
U.S.	$16,050.4	$15,300.5	5	5
Europe	7,010.4	6,598.5	6	3
APMEA*	4,573.1	4,186.0	9	7
Latin America	482.8	457.6	6	—
Canada	1,002.9	907.3	11	2
Other	10.1	11.4	(11)	(11)
Total franchised and affiliated sales**	$29,129.7	$27,461.3	6	5

*   Included $2,228.6 million and $2,078.6 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan.

**   Included $3,883.7 million and $3,654.0 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan and the U.S.

Operating Margins

COMPANY-OPERATED AND FRANCHISED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

Quarters ended September 30,	Percent 2005	Percent 2004	Amount 2005	Amount 2004	% Inc / (Dec)
Company-operated					
U.S.	18.7	19.6	$ 199.2	$ 194.9	2
Europe	16.1	16.7	227.3	219.2	4
APMEA	12.4	12.3	79.7	76.7	4
Latin America	11.6	10.0	38.2	24.0	59
Canada	15.7	17.1	32.3	33.6	(4)
Total	15.8	16.3	$ 576.7	$ 548.4	5
Franchised					
U.S.	81.8	81.3	$ 604.0	$ 575.5	5
Europe	78.1	77.2	327.8	310.2	6
APMEA	87.3	85.8	81.1	71.1	14
Latin America	68.2	63.5	15.5	13.0	19
Canada	78.0	79.2	39.3	36.4	8
Total	80.6	79.9	$1,067.7	$1,006.2	6

Nine months ended September 30,	Percent 2005	Percent 2004	Amount 2005	Amount 2004	% Inc / (Dec)
Company-operated					
U.S.	18.6	19.1	$ 566.8	$ 544.0	4
Europe	14.7	15.5	602.6	587.6	3
APMEA	11.2	11.3	207.7	202.5	3
Latin America	11.2	8.8	97.8	58.1	68
Canada	13.8	15.7	77.7	84.9	(8)
Total	14.9	15.4	$1,552.6	$1,477.1	5
Franchised					
U.S.	81.3	80.7	$1,726.2	$1,625.7	6
Europe	76.8	76.4	933.3	880.5	6
APMEA	86.4	85.6	233.3	206.7	13
Latin America	67.7	62.7	43.9	37.0	19
Canada	77.0	78.0	104.6	95.7	9
Total	79.9	79.3	$3,041.3	$2,845.6	7

- **Combined**: Operating margin dollars increased $89.8 million or 6% for the quarter (5% in constant currencies) and $271.2 million or 6% for the nine months (5% in constant currencies). The U.S. and Europe segments accounted for almost 85% of the combined margin dollars in both periods.
- **U.S.:** Company-operated margin percent decreased for the quarter and nine months due to higher labor-related costs, partly due to increased compensation for store managers and crew as well as increased staffing levels, higher commodity costs and increased occupancy expenses. This was partly offset by positive comparable sales. Commodity cost pressures are expected to lessen during the fourth quarter.
- **Europe:** The Company-operated margin percent for both periods decreased due to the U.K., primarily as a result of negative comparable sales, brand building marketing initiatives and higher labor-related costs, partly offset by strong performance in Russia. For the quarter, results also benefited from positive performance in Germany. In addition, higher commodity costs, primarily beef, had a negative impact across the segment for both periods. Beef cost pressures are expected to lessen in the fourth quarter.
- **APMEA:** The Company-operated margin percent in both periods of 2005 was negatively impacted by weak results in South Korea. For the nine months, the margin percent benefited from improvements in China and Hong Kong.

The following table presents margin components as a percent of sales:

COMPANY-OPERATED EXPENSES AND MARGINS AS A PERCENT OF SALES – McDONALD'S RESTAURANTS

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Food & paper	34.0	34.1	34.0	34.1
Payroll & employee benefits	25.7	25.5	26.2	26.0
Occupancy & other operating expenses	24.5	24.1	24.9	24.5
Total expenses	84.2	83.7	85.1	84.6
Company-operated margins	15.8	16.3	14.9	15.4

- **Franchised:** The consolidated Franchised margin percent increased for the quarter and nine months primarily due to positive comparable sales in the U.S., but reflected higher occupancy costs, due in part to an increased proportion of leased sites. In addition, the quarter benefited from improved results in Europe.

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 15% for the quarter (14% in constant currencies) and 12% for the nine months (11% in constant currencies). The share-based and related incremental compensation expense due to the adoption of SFAS No. 123(R) accounted for a majority of the constant currency increase in both periods. Selling, general & administrative expenses as a percent of revenues for the nine months of 2005 were 10.5% compared with 10.2% for the nine months of 2004 and as a percent of Systemwide sales were 4.0% for 2005 compared with 3.8% for 2004. The share-based and related incremental compensation expense increased these ratios 0.9 percentage points and 0.4 percentage points, respectively, in 2005.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Gains on sales of restaurant businesses	$(11.2)	$ (6.1)	$ (33.2)	$ (29.3)
Equity in earnings of unconsolidated affiliates	(17.4)	(18.7)	(42.5)	(40.8)
Impairment and other charges (credits)	(31.7)	0.7	(50.4)	13.3
Other expense	33.8	37.1	131.6	115.2
Total	$(26.5)	$ 13.0	$ 5.5	$ 58.4

- Equity in earnings of unconsolidated affiliates was impacted in both periods of 2005 by continued weak results from our Japanese affiliate.

- Impairment and other charges (credits) for the third quarter 2005 included a $25.4 million benefit due to the completion of the transfer of the Company's ownership interest in an international market to a developmental licensee in APMEA. In addition, the nine months included a favorable adjustment of $18.7 million related to certain liabilities established in 2001 and 2002 due to lower than originally anticipated employee-related and lease termination costs. The nine months 2004 reflected a $12.6 million write-off of goodwill in Thailand.

- Other expense primarily consists of gains or losses on excess property and other asset dispositions as well as provisions for uncollectible receivables. Other expense for the nine months 2005 included a $24.1 million charge related to a supply chain arrangement in Europe.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended September 30,	2005*	2004	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation	2004 Pro Forma Operating Income**	Pro Forma % Inc / (Dec) Excluding Currency Translation
U.S.	$ 642.0	$ 627.8	2	2	$ 612.0	5
Europe	419.7	412.7	2	2	401.5	5
APMEA	129.0	96.4	34	30	91.1	37
Latin America	9.9	2.3	n/m	n/m	0.2	n/m
Canada	49.8	54.4	(8)	(16)	52.6	(13)
Other	4.0	8.2	(51)	(50)	6.9	(41)
Corporate	(94.6)	(102.9)	8	8	(119.2)	21
Total operating income	$1,159.8	$1,098.9	6	5	$1,045.1	10

n/m Not meaningful

* For the quarter ended September 30, 2005, segments reflected the following share-based and related incremental compensation expense (in millions): U.S.-$13.7; Europe-$11.6; APMEA-$5.2; Latin America-$1.9; Canada-$1.8; Other-$0.6; Corporate-$9.5.

** Calculated by subtracting 2004 pro forma share-based expense from 2004 reported operating income. Share-based expense as reported in the Company's third quarter 2004 Form 10-Q was $34.5 million after tax, of which $1.2 million of expense related to RSUs was included in net income. The remaining $33.3 million after tax ($53.8 million pretax) was disclosed in a footnote, as required, for pro forma purposes. For comparability purposes to 2005 results subsequent to adopting SFAS No. 123(R), the 2004 operating income was adjusted for this pro forma expense as follows, by segment (in millions): U.S.-$15.8; Europe-$11.2; APMEA-$5.3; Latin America-$2.1; Canada-$1.8; Other-$1.3; Corporate-$16.3.

Nine months ended September 30,	2005*	2004	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation	2004 Pro Forma Operating Income**	Pro Forma % Inc / (Dec) Excluding Currency Translation
U.S.	$1,820.1	$1,748.8	4	4	$1,696.1	7
Europe	1,091.0	1,103.4	(1)	(4)	1,066.2	(1)
APMEA	283.2	252.6	12	9	235.5	17
Latin America	21.0	(1.3)	n/m	n/m	(8.1)	n/m
Canada	121.9	130.8	(7)	(14)	124.5	(10)
Other	12.4	14.7	(16)	(16)	10.3	20
Corporate	(263.5)	(325.8)	19	19	(380.7)	31
Total operating income	$3,086.1	$2,923.2	6	4	$2,743.8	11

n/m Not meaningful

* For the nine months ended September 30, 2005, segments reflected the following share-based and related incremental compensation expense (in millions): U.S.-$43.0; Europe-$36.6; APMEA-$16.2; Latin America-$5.7; Canada-$5.8; Other-$2.5; Corporate-$37.0.

** Calculated by subtracting 2004 pro forma share-based expense from 2004 reported operating income. Share-based expense as reported in the Company's third quarter 2004 Form 10-Q was $116.7 million after tax, of which $5.5 million of expense related to RSUs was included in net income. The remaining $111.2 million after tax ($179.4 million pretax) was disclosed in a footnote, as required, for pro forma purposes. For comparability purposes to 2005 results subsequent to adopting SFAS No. 123(R), the 2004 operating income was adjusted for this pro forma expense as follows, by segment (in millions): U.S.-$52.7; Europe-$37.2; APMEA-$17.1; Latin America-$6.8; Canada-$6.3; Other-$4.4; Corporate-$54.9.

The following discussion on Operating Income relates to the Pro Forma % Inc / (Dec) Excluding Currency Translation in the table above:

- *U.S.:* Results increased for the quarter and nine months primarily due to higher combined operating margin dollars, partly offset by higher selling, general & administrative expenses, including certain information technology expenses previously recorded in the Corporate segment.

- *Europe:* Results for both periods of 2005 reflected strong performance in France and Russia, improved performance in Germany and weak results in the U.K. In addition, results for the nine months 2005 included the supply chain charge of $24.1 million, which negatively impacted the operating income growth rate by approximately 3 percentage points.

- *APMEA:* Results for both periods of 2005 benefited significantly from the completion of the transfer of the Company's ownership interest in an international market to a developmental licensee. Results were also positively impacted by performance in Australia and were negatively impacted by weak performance in Japan and South Korea.

- *Corporate:* Results for the quarter and nine months 2005 benefited from lower incentive-based compensation as well as certain information technology expenses that are now reflected in the U.S. segment. In addition, results for the nine months included the $18.7 million favorable adjustment to certain liabilities previously discussed in the "Other Operating (Income) Expense, Net" section.

Interest, Nonoperating (Income) Expense and Income Taxes

- Interest expense for the quarter and nine months decreased due to lower average debt levels, partly offset by higher interest rates for both periods and stronger foreign currencies for the nine months.

- For the quarter and nine months 2005, nonoperating (income) reflected higher interest income and lower translation losses.

- The effective income tax rate was 32.3% for third quarter 2005 compared with 22.6% in 2004. The lower income tax rate in 2004 was primarily due to the transfer of shares between subsidiaries and a change in assumptions about the utilization of certain loss carry forwards.

- The effective income tax rate was 30.1% for the nine months 2005 compared with 28.5% in 2004. The tax rate in 2005 includes a benefit of $178.8 million due to a favorable audit settlement of the Company's 2000-2002 U.S. tax returns, partly offset by additional expense of approximately $112.0 million related to the Company's decision to take advantage of the one-time opportunity provided under the Homeland Investment Act. The net of both items benefited the nine month tax rate by about 2 percentage points. The tax rate in 2004 benefited by approximately 4 percentage points primarily due to the transfer of shares between subsidiaries and a change in assumptions about the utilization of certain loss carry forwards.

11

Outlook

The information provided below is as of October 2005.

- McDonald's expects net restaurant additions to add slightly more than one percentage point to sales growth in 2005 (in constant currencies). Most of this anticipated growth will result from restaurants opened in 2004. In 2005, McDonald's expects to open about 625 traditional McDonald's restaurants and 125 satellite restaurants and close about 325 traditional restaurants and 100 satellite restaurants. In 2006, our preliminary plan is to open approximately 500 McDonald's restaurants net of closings.

- McDonald's does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a one percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2 cents. Similarly, an increase of one percentage point in Europe's comparable sales would increase annual earnings per share by about 1.5 cents.

- McDonald's expects full year 2005 selling, general & administrative expenses to increase about 10% in constant currencies compared with 2004 due to the early adoption of SFAS No. 123(R).

- A significant part of McDonald's operating income is from outside the U.S., and about 70% of total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction (compared with 2004 average rates), McDonald's annual earnings per share would change about 6 cents to 7 cents. Based on current rates, we expect foreign currencies to have a negative impact on results for the fourth quarter.

- Borrowings necessary to complete our repatriation of earnings under the Homeland Investment Act will not change our goal of paying down about $800 million of debt in 2005 outside of actions related to the Homeland Investment Act. We expect to borrow a majority of the dividend payments related to the repatriated earnings in late 2005, resulting in a temporary increase in both cash and debt on our year-end Consolidated balance sheet. However, our net debt position (gross debt outstanding less cash available for investment) will be the same as it would have been excluding this one-time opportunity. The Company expects interest expense in 2005 to remain relatively flat compared with 2004, based on current interest and foreign currency exchange rates as most of the activity related to the Homeland Investment Act will take place later in the year. We expect the temporary increase in cash and debt to be eliminated as we pay down the incremental debt related to the repatriation of earnings under the Homeland Investment Act in 2006 and 2007.

- McDonald's expects the effective income tax rate for the full year 2005 to be approximately 30% to 31%, which includes the impact of the favorable audit settlement as well as the incremental tax expense resulting from the decision to repatriate foreign earnings.

- McDonald's expects capital expenditures for 2005 to be approximately $1.7 billion, primarily reflecting higher investment in existing restaurants compared with 2004. In 2006, McDonald's expects capital expenditures to be approximately $1.8 billion.

- McDonald's expects to return at least $2 billion to shareholders through dividends and share repurchases in 2005. The Company repurchased $1.2 billion, or 37.3 million shares, of its common stock during the first nine months of 2005. In 2006 and 2007 combined, the Company expects to return between $5 billion and $6 billion to shareholders.

- As previously announced, an initial public offering of a minority interest in Chipotle Mexican Grill is planned for the first quarter of 2006.

McDONALD'S CORPORATION
PRELIMINARY CONSOLIDATED BALANCE SHEET

Dollars in millions	September 30, 2005	December 31, 2004
ASSETS		
Current assets		
Cash and equivalents	$ 2,297.1	$ 1,379.8
Accounts and notes receivable	755.4	745.5
Inventories	141.7	147.5
Prepaid expenses and other current assets	607.6	585.0
Total current assets	3,801.8	2,857.8
Other assets		
Investment in and advances to affiliates	1,049.8	1,109.9
Goodwill, net	1,934.6	1,828.3
Miscellaneous	1,305.5	1,338.4
Total other assets	4,289.9	4,276.6
Property and equipment		
Property and equipment, at cost	29,687.8	30,507.8
Accumulated depreciation and amortization	(9,935.9)	(9,804.7)
Net property and equipment	19,751.9	20,703.1
Total assets	$ 27,843.6	$ 27,837.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 524.1	$ 714.3
Dividend payable	843.0	—
Income taxes	499.9	331.3
Other taxes	243.0	245.1
Accrued interest	159.3	179.4
Accrued payroll and other liabilities	1,150.7	1,188.2
Current maturities of long-term debt	714.7	862.2
Total current liabilities	4,134.7	3,520.5
Long-term debt	7,350.2	8,357.3
Other long-term liabilities	903.5	976.7
Deferred income taxes	939.0	781.5
Shareholders' equity		
Common stock	16.6	16.6
Additional paid-in capital	2,661.5	2,186.0
Unearned ESOP compensation	(82.3)	(82.8)
Retained earnings	22,907.5	21,755.8
Accumulated other comprehensive income (loss)	(591.5)	(96.0)
Common stock in treasury	(10,395.6)	(9,578.1)
Total shareholders' equity	14,516.2	14,201.5
Total liabilities and shareholders' equity	$ 27,843.6	$ 27,837.5

13

Restaurant Information
SYSTEMWIDE RESTAURANTS

At September 30,	2005	2004	Inc / (Dec)
U.S*	13,694	13,647	47
Europe			
Germany*	1,259	1,249	10
United Kingdom	1,252	1,246	6
France	1,044	1,017	27
Spain	348	341	7
Italy	327	328	(1)
Other	2,078	2,059	19
Total Europe	6,308	6,240	68
APMEA			
Japan*	3,744	3,759	(15)
Australia	732	730	2
China	705	601	104
Taiwan	346	346	—
South Korea	302	340	(38)
Other	1,794	1,718	76
Total APMEA	7,623	7,494	129
Latin America			
Brazil	543	548	(5)
Mexico	318	294	24
Other	752	750	2
Total Latin America	1,613	1,592	21
Canada*	1,375	1,354	21
Other	1,093	1,031	62
Systemwide restaurants	31,706	31,358	348
Countries	119	119	—

*   At September 30, 2005 reflected the following satellites: U.S. 1,265; Germany 112; Japan 1,763; Canada 387. At September 30, 2004: U.S. 1,326; Germany 97; Japan 1,798; Canada 363.

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2005	2004	Inc / (Dec)
U.S.			
Operated by franchisees	10,901	10,948	(47)
Operated by the Company	2,094	1,993	101
Operated by affiliates	699	706	(7)
	13,694	13,647	47
Europe			
Operated by franchisees	3,637	3,631	6
Operated by the Company	2,373	2,333	40
Operated by affiliates	298	276	22
	6,308	6,240	68
APMEA			
Operated by franchisees	2,471	2,283	188
Operated by the Company	2,069	2,239	(170)
Operated by affiliates	3,083	2,972	111
	7,623	7,494	129
Latin America			
Operated by franchisees	471	532	(61)
Operated by the Company	1,120	1,035	85
Operated by affiliates	22	25	(3)
	1,613	1,592	21
Canada			
Operated by franchisees	808	771	37
Operated by the Company	474	490	(16)
Operated by affiliates	93	93	—
	1,375	1,354	21
Other			
Operated by franchisees	10	26	(16)
Operated by the Company	1,083	1,005	78
	1,093	1,031	62
Systemwide			
Operated by franchisees	18,298	18,191	107
Operated by the Company	9,213	9,095	118
Operated by affiliates	4,195	4,072	123
	31,706	31,358	348

Forward-Looking Statements

This report includes forward-looking statements about our operating plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe," "plan" and other similar terminology. They reflect management's current expectations about future events and speak only as of the date of this report. We undertake no obligation to publicly update or revise them. Management's expectations may change or not be realized and, in any event, they are subject to risks, uncertainties and changes in circumstances that are difficult to predict and often beyond our control. For these reasons, you should not place undue reliance on forward-looking statements. The following are some of the considerations and factors that could change our expectations (or the underlying assumptions) or affect our ability to realize them:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the various markets we serve, such as spending patterns, demographic changes, consumer food preferences, publicity about our products that can drive consumer perceptions, as well as our success in planning and executing initiatives to address these trends and factors or other competitive pressures we face;

- The success of our plans for 2005 and beyond to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions in response to our product improvements and introductions and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to drive improvements in our restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet their expectations for quality food served in clean and friendly environments and promote McDonald's brand image;

- Whether restaurant remodeling and rebuilding efforts will foster sustained increases in comparable sales for the affected restaurants and yield our desired return on our capital investment;

- Our ability to leverage promotional or operating successes in local markets into additional markets in a timely and cost-effective way;

- Our ability to develop effective initiatives in underperforming markets, such as the U.K. which is experiencing a highly competitive informal eating out market and low consumer confidence levels, Japan, which is experiencing a challenging informal eating out market and South Korea, which is experiencing low consumer confidence levels;

- Decisions by management about underperforming markets or assets, including decisions that can result in material impairment charges that in turn reduce our earnings;

16

- Unexpected disruptions in our supply chain, including as a result of government actions limiting imports or exports of food products, or adverse consumer perceptions about the reliability of our supply chain and the safety of the commodities we use, particularly beef and chicken;

- The success of our strategy in China, including our ability to identify and secure appropriate real estate sites and to manage the costs and profitability of our growth in that market, where competitive pressures and other operating conditions may limit pricing flexibility;

- Our ability to continue to attract qualified franchisees, licensees and joint venture partners and to achieve the optimal ownership structure throughout our global markets;

- Information security risks, as well as other costs or exposures associated with information security and the use of cashless payments, such as increased investment in technology, costs of compliance with privacy, consumer protection and other laws and consumer fraud;

- Our ability to manage the impact on our business of fluctuations in global and local economic conditions, including commodity prices, labor costs, interest and foreign exchange rates and the effects of governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

- Changes in accounting principles or practices (or related legal or regulatory interpretations or our critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof);

- Adverse results of pending or future litigation, including litigation challenging our products or the appropriateness or accuracy of our advertising;

- Trends in litigation, such as class actions involving consumers and shareholders and litigation involving labor and employment matters or landlord liability, the relative level of defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

- The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties about the application of legal requirements and the enforceability of laws and contractual obligations;

- The costs and other effects of operating in an increasingly regulated environment worldwide, including the costs of compliance with often conflicting regulations in multiple state or national markets and the impact of new or changing regulation that affects or restricts elements of our business, such as possible changes in regulations relating to advertising to children or nutritional labeling;

- Our ability to manage the impact on our business of disruptions such as hurricanes Katrina and Rita, which have adversely affected consumer spending and confidence levels in the United States, our largest segment, as well as the cost of some commodities, and the extent to which the impact is mitigated by insurance as well as other disruptions in the United States or abroad such as political instability, war, terrorist activities, further severe weather conditions, health epidemics or pandemics or the prospect of these events, such as recent reports about the potential spread of avian flu.

Additional Statement Regarding Chipotle

This report does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Chipotle, which will be made only by prospectus.

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